UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated April 29, 2014.

2.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

3.              Agenda and resolutions from the ABB Ltd General Meeting of Shareholders held on April 30, 2014.

4.              Press release issued by ABB Ltd dated April 30, 2014.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

Press Release

ABB reports four divisions on track,
“Step change” program in Power Systems

•                      Orders stable on a like-for-like(1) basis, early-cycle trends remain positive

•                      Operational EBITDA(2) steady, excluding Power Systems (PS)

•                      Strongly improved cash from operations

•                      “Step change” program launched in PS to deepen business transformation

Zurich, Switzerland, April 29, 2014 — ABB today reported stable top line results for the first quarter of 2014 as the company benefited from its broad presence in early-cycle industrial sectors and its well-balanced geographic scope.

Orders(3) of $10.4 billion were steady near last year’s level despite continued slow large order intake from utilities and late-cycle industries. Revenues amounted to $9.5 billion, with automation revenues increasing and power revenues declining, the latter reflecting the lower opening order backlog in power compared to the same quarter in 2013.

Operational EBITDA margins(1) were higher in Low Voltage Products and Process Automation and steady in Power Products and Discrete Automation and Motion, excluding the expected dilutive impact of the Power-One acquisition. Group operational EBITDA and margin were adversely impacted by weak operational performance in Power Systems and charges related mainly to large engineering, procurement and construction (EPC) projects in offshore wind and solar power generation, resulting in a loss in PS in the quarter. Cash from operations improved in the quarter despite the deterioration in Power Systems.

“We remain on track in four divisions who combined to deliver higher early-cycle orders, steady earnings and stronger cash flow in the first quarter,” said ABB Chief Executive Officer Ulrich Spiesshofer. “Strong order growth and cash generation in Discrete Automation and Motion and solid revenue execution in Low Voltage Products were highlights in the quarter. Power Products maintained its solid profitability, and operational EBITDA margin in Process Automation was at record levels.

“With the divestiture of Thomas & Betts HVAC business, and the Power-One Power Solutions business we announced yesterday, we are making good progress in our portfolio pruning efforts.

“We are disappointed with the continued poor performance in Power Systems and are rigorously executing actions that go well beyond the previously-announced strategic realignment,” Spiesshofer said. “After a thorough review, the new leadership has initiated a ‘step change’ program and already taken a number of corrective decisions. These include the discontinuation of bidding for solar EPC projects and further management changes. The transformation of PS will take longer than originally expected, but we remain confident that the outcome will be a strong and competitive business.

“Looking ahead, our ambitions in 2014 are to continue the solid performance in four of our five divisions and drive the turnaround in PS.” he said. “At the same time, our leadership team is making good progress on our longer-term strategic plan and we look forward to presenting it at our capital markets day in September.”

2014 Q1 key figures

			Change
$ millions unless otherwise indicated	Q1 14	Q1 13	US$	Local	Like-for-like[1]
Orders	10,358	10,492	-1%	1%	1%
Order backlog (end March)	26,924	29,614	-9%	-9%
Revenues	9,471	9,715	-3%	-1%	-2%
Income from operations	855	1,052	-19%
as % of revenues	9.0%	10.8%
Operational EBITDA	1,271	1,458	-13%
as % of operational revenues	13.4%	15.0%
Net income	544	664	-18%
Basic net income per share ($)	0.24	0.29
Cash from operating activities	(45)	(223)	n/a

Summary of Q1 results

Growth overview

The global macroeconomic environment was generally more positive through the first quarter of 2014 compared with the same quarter in 2013. This was reflected in higher demand mainly among earlier-cycle general industry customers. Customers in some late-cycle industries, such as mining, remained cautious in their spending in the face of continued overcapacity. Utilities made further selective power transmission investments but demand in Europe remained low, largely the result of ongoing uncertainties related to energy policy, especially in the area of renewable power.

Total orders received were steady in the quarter (steady on a like-for-like basis). Base orders (below $15 million) were up 3 percent (up 3 percent like-for-like) on growth in most of ABB’s early-cycle product businesses, mainly in the Discrete Automation and Motion and Low Voltage Products divisions. This was offset by a 12-percent decrease in large orders (above $15 million), mainly in the Process Automation and Power Products businesses due to continued postponements of customer capital investments in grid infrastructure and greenfield industrial development projects.

Large orders represented 12 percent of total orders received in the quarter, compared to 14 percent in the same quarter in 2013.

Service orders decreased 6 percent (up 4 percent like-for-like) due to the exit from a large full-service contract in Finland. Service orders represented 18 percent of total orders, down from 19 percent versus the year-earlier quarter (increased to 18 percent from 17 percent on a like-for-like basis).

Revenues were down 1 percent in the first quarter (down 2 percent like-for-like) on a lower opening order backlog compared to the first quarter a year earlier and execution issues in the Power Systems division. Service revenues represented 16 percent of total revenues, unchanged compared to the same quarter a year earlier (increased to 16 percent from 15 percent on a like-for-like basis).

The order backlog at the end of March amounted to $26.9 billion, a decline of 9 percent compared with the end of the first quarter of 2013, but up 4 percent versus the end of 2013.

Orders received and revenues by region

	Orders received		Change			Revenues		Change
$ millions	Q1 14	Q1 13	US$	Local	Like- for-like	Q1 14	Q1 13	US$	Local	Like- for-like
Europe	3,864	3,884	-1%	-2%	2%	3,354	3,377	-1%	-2%	-2%
The Americas	2,763	2,798	-1%	4%	1%	2,732	2,824	-3%	1%	-1%
Asia	2,731	2,815	-3%	-1%	-2%	2,448	2,544	-4%	—	-2%
Middle East and Africa	1,000	995	1%	4%	3%	937	970	-3%	-2%	-3%
ABB Group	10,358	10,492	-1%	1%	1%	9,471	9,715	-3%	-1%	-2%

Orders were down in Europe. On a like for like basis, orders were up 2 percent as an increase in automation orders in both early-cycle industrial sectors and in rail transportation more than offset the decline in power orders, as utility spending remained subdued.

The order development in the Americas reflects a double-digit increase in power orders and overall solid order growth in the US and Canada that offset large order declines in Brazil.

In Asia, strong order growth in both power and automation in India, along with higher base orders in China could not offset lower large orders in China compared to the same quarter in 2013.

Orders increased in the Middle East and Africa on strong double-digit growth in Saudi Arabia, Algeria, the UAE and Egypt.

2014 Q1 orders received and revenues by division

	Orders received					Revenues
			Change					Change
$ millions unless otherwise indicated	Q1 2014	Q1 2013	US$	Local currency	Like- for-like	Q1 2014	Q1 2013	US$	Local currency	Like- for-like
Discrete Automation and Motion	2,816	2,485	13%	14%	9%	2,381	2,327	2%	3%	-2%
Low Voltage Products	1,975	1,934	2%	3%		1,882	1,777	6%	7%
Process Automation	2,004	2,500	-20%	-17%	-11%	1,943	1,978	-2%	1%	4%
Power Products	2,725	2,859	-5%	-3%		2,391	2,489	-4%	-2%
Power Systems	1,490	1,637	-9%	-6%		1,608	2,051	-22%	-19%
Corporate and other (incl. inter-division eliminations)	(652)	(923)				(734)	(907)
ABB Group	10,358	10,492	-1%	1%	1%	9,471	9,715	-3%	-1%	-2%

Discrete Automation and Motion: Early-cycle businesses serving general industry and discrete manufacturing continued to grow in the quarter, compensating lower demand for products used in later-cycle process industries. Orders also benefited from a large rail order in Sweden and from organic growth initiatives across the portfolio, especially in service. On a like-for-like basis, higher revenues from early-cycle products were more than offset by the impact of a lower opening order backlog in large motors and medium-voltage drives compared to the same quarter in 2013. Service revenues increased at a double-digit pace.

Low Voltage Products: The increase in orders reflects the generally positive business environment in early-cycle industrial and building sectors in most regions, as well as measures to increase the penetration in a number of key markets. Revenues grew in all regions in the quarter and benefited from the execution of system orders out of the backlog.

Process Automation: A double-digit increase in oil and gas orders and higher demand for measurement products and turbocharging in the quarter were more than offset by a strong decline in mining orders compared to the high level seen in the first quarter a year ago. Revenues on a like-for-like basis were higher on the execution of the strong order backlog in oil and gas and marine.

Power Products: Industrial and power distribution orders increased in comparison with the first quarter of 2013, while large transmission orders were lower, as utilities remained cautious and selective on investments. The revenue decline mainly reflects the lower opening order backlog.

Power Systems: Large orders were at the same level as last year. Utilities remain cautious in their power transmission investments and ABB’s selectivity focus on margin and pull-through continues. Revenues were lower than the previous year impacted by the lower opening order backlog and the execution delays in selected projects.

Earnings overview

Operational EBITDA

Operational EBITDA in the first quarter of 2014 amounted to $1.3 billion, 13 percent below the year-earlier period, primarily the result of the weak operational performance in Power Systems and charges related mainly to EPC projects in offshore wind and solar power generation (see next section). The operational EBITDA margin was steady to higher in all other divisions (excluding the dilutive impact of the Power-One acquisition in the Discrete Automation and Motion division). Lower revenues in the quarter also contributed to the decline.

Cost savings and further productivity improvements more than compensated pricing pressures and negative cost absorption impacts that resulted from the decline in revenues.

Power Systems Step Change

As a result of a comprehensive review carried out over the past three months by the new divisional leadership, ABB has launched a “step change” program that goes beyond previously-announced initiatives to return the Power Systems division to long-term growth and profitability. Among the actions being taken by the recently-appointed management team are a stop to bidding on new turnkey EPC solar power generation contracts; a reassessment of the business model for offshore wind power connections; further management changes; more rigorous execution of process changes in areas such as risk management and project execution; and the engagement of experienced external resources to accelerate the transformation of the business.

Along with ABB’s other four divisions, Power Systems is developing updated financial targets to be presented at the company’s capital markets day in September of this year.

Net income

Net income for the quarter amounted to $544 million and included approximately $333 million of depreciation and amortization, of which approximately $100 million of amortization was related to acquisitions. Restructuring-related charges amounted to $47 million.

Basic earnings per share amounted to $0.24 in the first quarter compared to $0.29 in the same quarter a year earlier.

2014 Q1 earnings and cash flows by division

	Operational EBITDA			Operational EBITDA margin		Cash flows from operating activities
$ millions unless otherwise indicated	Q1 2014	Q1 2013	Change US$	Q1 2014	Q1 2013	Q1 2014	Q1 2013	Change US$
Discrete Automation and Motion	395	416	-5%	16.6%	17.8%	294	179	64%
Low Voltage Products	346	320	8%	18.4%	18.0%	(27)	3	n/a
Process Automation	264	259	2%	13.6%	13.1%	95	14	579%
Power Products	354	372	-5%	14.8%	14.9%	59	34	74%
Power Systems	(29)	169	n/a	-1.8%	8.3%	(303)	(188)	n/a
Corporate and other (incl. inter-division eliminations)	(59)	(78)				(163)	(265)
ABB Group	1,271	1,458	-13%	13.4%	15.0%	(45)	(223)	n/a

Discrete Automation and Motion: The operational EBITDA and margin reflect the effect from the acquisition last year of solar inverter manufacturer Power-One. Excluding that impact, the division’s operational EBITDA margin was the same as a year earlier.

Low Voltage Products: Operational EBITDA and margin increased on higher revenues and improved project execution in the low-voltage systems business. The division increased profitability despite higher spending to drive sales growth as well as greater investments in research and development.

Process Automation: The improvement in operational EBITDA and margins primarily reflects solid project execution out of the order backlog as well as continued strict cost control.

Power Products: The operational EBITDA margin was steady as a result of continued cost savings and solid execution.

Power Systems: The operational EBITDA loss largely reflects the impact of project-related charges, mainly in offshore wind. Lower revenues also affected earnings.

Balance sheet and cash flow

Total debt at the end of the first quarter amounted to $9 billion, approximately $1 billion higher than at the end of 2013, reflecting increased short-term borrowing. Net debt(1) at the end of the first quarter increased to $1.8 billion compared with $1.5 billion at the end of 2013.

ABB reported a cash outflow from operations of $45 million in the first quarter versus a cash outflow of $223 million in the first quarter a year earlier. Cash flow from the divisions improved by approximately $80 million as the result of successful net working capital management efforts, especially in receivables and inventory management. Corporate cash flows improved by approximately $100 million compared to the year-earlier period, mainly reflecting cash outflows in 2013 for pensions and the timing of cash flows related to derivative settlements and the company’s corporate real estate portfolio. Net working capital as a share of revenues(1) amounted to 17 percent compared to 16 percent at the end of the first quarter of 2013.

Divestitures

In line with its strategy to continuously optimize the portfolio and to focus on driving profitable growth in our core automation and power businesses, ABB announced in March an agreement to divest Thomas & Betts’ heating, ventilation and air conditioning (HVAC) business for $260 million in an all-cash transaction. Yesterday, ABB announced an agreement to sell the Power Solutions business of Power-One for $117 million. Both transactions are expected to close in the second quarter of 2014, subject to regulatory clearances.

Outlook

The long-term demand outlook for our businesses remains clearly positive. The need for efficient and reliable electricity transmission and distribution will continue to increase, driven by factors such as: accelerating urbanization in emerging markets; actions to address global warming; the rapidly increasing power needs from digitization; and the refurbishment of aging power grids. At the same time, demand for industrial automation solutions will grow as customers strive to improve productivity, efficiency, product quality, and safety. ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

In the short term, there are positive early-cycle macroeconomic signs, such as strengthening growth in the US and the more encouraging growth in many parts of Europe. However, there are also some uncertainties related to the speed and strength of economic development in the emerging markets, especially China.

In this market environment, ABB’s management team aims to systematically drive profitable organic growth through increased market penetration, generating more revenues from our pipeline of new product innovations, and expanding into new attractive market segments. In addition, management intends to accelerate business-led collaboration, such as further developing the service business, driving the successful integration of acquired businesses and increasing ABB’s productivity by focusing internal support activities on the needs of customers. A third priority is relentless execution, especially in the areas of cost savings, cash flow generation and returning the Power Systems division to higher and more consistent returns.

More information

The 2014 Q1 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference and conference call today in Zurich, Switzerland, starting at 10:00 a.m. Central European Time (CET). The event will be accessible by conference call. U.K. callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (local tariff). Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 631 982 4566 (U.S./Canada). The code is 12909, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EDT). Callers should dial +1 866 291 41 66 from the US/Canada (toll-free), +1 631 570 5613 (US/Canada local tariff), +44 203 059 58 62 from the U.K., +46 8 5051 00 31 from Sweden or +41 58 310 50 00 from the rest of the world. Callers are requested to phone in 10 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website.

Investor calendar 2014
Annual General Meeting Zurich, Switzerland	April 30, 2014
Second-quarter 2014 results	July 23, 2014
Capital Markets Day	September 9, 2014
Third-quarter 2014 results	October 22, 2014

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 150,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, April 29, 2014

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 71 11	Affolternstrasse 44
(Zurich, Switzerland)	investor.relations@ch.abb.com	CH-8050 Zurich, Switzerland
Tel: +41 43 317 65 68
Fax: +41 43 317 79 58
media.relations@ch.abb.com

Key figures
$ millions unless otherwise indicated		Q1 14	Q1 13	Change
				US$	Local
Orders	ABB Group	10,358	10,492	-1%	1%
	Discrete Automation and Motion	2,816	2,485	13%	14%
	Low Voltage Products	1,975	1,934	2%	3%
	Process Automation	2,004	2,500	-20%	-17%
	Power Products	2,725	2,859	-5%	-3%
	Power Systems	1,490	1,637	-9%	-6%
	Corporate and other (incl. inter-division eliminations)	(652)	(923)
Revenues	ABB Group	9,471	9,715	-3%	-1%
	Discrete Automation and Motion	2,381	2,327	2%	3%
	Low Voltage Products	1,882	1,777	6%	7%
	Process Automation	1,943	1,978	-2%	1%
	Power Products	2,391	2,489	-4%	-2%
	Power Systems	1,608	2,051	-22%	-19%
	Corporate and other (incl. inter-division eliminations)	(734)	(907)
Income from operations	ABB Group	855	1,052	-19%
	Discrete Automation and Motion	326	337	-3%
	Low Voltage Products	256	232	10%
	Process Automation	219	224	-2%
	Power Products	272	283	-4%
	Power Systems	(102)	105	n/a
	Corporate and other (incl. inter-division eliminations)	(116)	(129)
Income from operations %	ABB Group	9.0%	10.8%
	Discrete Automation and Motion	13.7%	14.5%
	Low Voltage Products	13.6%	13.1%
	Process Automation	11.3%	11.3%
	Power Products	11.4%	11.4%
	Power Systems	-6.3%	5.1%
Operational EBITDA	ABB Group	1,271	1,458	-13%
	Discrete Automation and Motion	395	416	-5%
	Low Voltage Products	346	320	8%
	Process Automation	264	259	2%
	Power Products	354	372	-5%
	Power Systems	(29)	169	n/a
	Corporate and other (incl. inter-division eliminations)	(59)	(78)
Operational EBITDA %	ABB Group	13.4%	15.0%
	Discrete Automation and Motion	16.6%	17.8%
	Low Voltage Products	18.4%	18.0%
	Process Automation	13.6%	13.1%
	Power Products	14.8%	14.9%
	Power Systems	-1.8%	8.3%

Operational EBITDA (excluding Corporate and Other and Intersegment elimination)

	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems
$ millions unless otherwise indicated	Q1 14	Q1 13	Q1 14	Q1 13	Q1 14	Q1 13	Q1 14	Q1 13	Q1 14	Q1 13	Q1 14	Q1 13
Revenues	9,471	9,715	2,381	2,327	1,882	1,777	1,943	1,978	2,391	2,489	1,608	2,051
FX/commodity timing differences on Revenues	5	6	(6)	4	1	2	(4)	5	(4)	14	19	(19)
Operational revenues	9,476	9,721	2,375	2,331	1,883	1,779	1,939	1,983	2,387	2,503	1,627	2,032

Income from operations	855	1,052	326	337	256	232	219	224	272	283	(102)	105
Depreciation	213	205	40	34	46	47	17	16	48	51	22	20
Amortization	120	116	37	30	31	32	6	4	7	7	25	25
including total acquisition-related amortization of	101	93	34	26	30	30	4	3	5	5	22	23
Restructuring and restructuring-related expenses	47	19	1	1	8	4	20	3	8	7	8	5
Acquisition-related expenses and certain non-operational items	11	4	(3)	2	4	2	1	—	5	—	1	—
FX/commodity timing differences in income from operations	25	62	(6)	12	1	3	1	12	14	24	17	14
Operational EBITDA	1,271	1,458	395	416	346	320	264	259	354	372	(29)	169

Operational EBITDA margin (%)	13.4%	15.0%	16.6%	17.8%	18.4%	18.0%	13.6%	13.1%	14.8%	14.9%	-1.8%	8.3%

(1) For non-GAAP measures, see the “Supplemental Financial Information” attachment to the press release.

(2) See Reconciliation of operational EBITDA to Income from continuing operations before taxes in Note 11 to the Interim Consolidated Financial Information (unaudited).

(3) Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in results tables.

Supplemental financial information

March 31, 2014

ABB presents the following financial measures to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These supplemental financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for three months ended March 31, 2014.

Like-for-like Growth Rates

The like-for-like growth rates of revenues and orders are calculated by adjusting reported revenues and orders, in both the current and comparable periods, for the effects of currency translation and portfolio changes. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported revenues and orders of such business are excluded from both periods when computing the like-for-like growth rate. In addition, certain other adjustments, which affect the business portfolio but do not qualify as a divestment, are treated in a similar manner to a divestment. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million per year.

Operational EBITDA margin

Definition

Operational EBITDA

Operational EBITDA represents Income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Operational EBITDA margin

Operational EBITDA margin is Operational EBITDA as a percentage of Operational revenues.

Reconciliation

	Three months ended March 31, 2014
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,381	1,882	1,943	2,391	1,608	(734)	9,471
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	(1)	1	(7)	(7)	35	(1)	20
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	—	(1)	(10)	—	(11)
Unrealized foreign exchange movements on receivables (and related assets)	(5)	—	3	4	(6)	—	(4)
Operational revenues	2,375	1,883	1,939	2,387	1,627	(735)	9,476

Income from operations	326	256	219	272	(102)	(116)	855

Depreciation and amortization	77	77	23	55	47	54	333
Restructuring and restructuring- related expenses	1	8	20	8	8	2	47
Acquisition-related expenses and certain non-operational items	(3)	4	1	5	1	3	11
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	1	1	1	16	38	(2)	55
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	—	(2)	(14)	—	(17)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(6)	—	—	—	(7)	—	(13)
Operational EBITDA	395	346	264	354	(29)	(59)	1,271

Operational EBITDA margin (%)	16.6%	18.4%	13.6%	14.8%	(1.8)%	—	13.4%

	Three months ended March 31, 2013
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,327	1,777	1,978	2,489	2,051	(907)	9,715
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	4	8	4	15	(14)	—	17
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	—	—	1	2	—	3
Unrealized foreign exchange movements on receivables (and related assets)	—	(6)	1	(2)	(7)	—	(14)
Operational revenues	2,331	1,779	1,983	2,503	2,032	(907)	9,721

Income from operations	337	232	224	283	105	(129)	1,052

Depreciation and amortization	64	79	20	58	45	55	321
Restructuring and restructuring- related expenses	1	4	3	7	5	(1)	19
Acquisition-related expenses and certain non-operational items	2	2	—	—	—	—	4
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	16	12	13	30	19	(1)	89
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	—	2	5	—	8
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(5)	(9)	(1)	(8)	(10)	(2)	(35)
Operational EBITDA	416	320	259	372	169	(78)	1,458

Operational EBITDA margin (%)	17.8%	18.0%	13.1%	14.9%	8.3%	—	15.0%

Operational EPS

Definition

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact (using the Group’s effective tax rate) of:

i)                 restructuring and restructuring-related expenses,

ii)              acquisition-related expenses and certain non-operational items,

iii)           foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

iv)          amortization related to acquisitions.

Amortization related to acquisitions

Amortization expense on intangibles arising upon acquisitions.

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining basic earnings per share.

Reconciliation

	Three months ended
	March 31, 2014		March 31, 2013
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	544	0.24	664	0.29
Restructuring and restructuring-related expenses(2)	34	0.01	14	0.01
Acquisition-related expenses and certain non-operational items(2)	8	0.00	3	0.00
FX/commodity timing differences in income from operations(2)	18	0.01	44	0.02
Amortization related to acquisitions(2)	72	0.03	67	0.03
Operational net income	676	0.29	792	0.34

(1) EPS amounts are computed separately, therefore the sum of the per share amounts shown may not equal to the total.

(2) Net of tax at Group effective tax rate.

Net debt

Definition

Net debt

Net debt is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Reconciliation

($ in millions)	March 31, 2014	December 31, 2013
Short-term debt and current maturities of long-term debt	1,435	453
Long-term debt	7,612	7,570
Total debt	9,047	8,023

Cash and equivalents	6,402	6,021
Marketable securities and short-term investments	865	464
Cash and marketable securities	7,267	6,485

Net debt	1,780	1,538

Net debt to EBITDA

Definition

Net debt to EBITDA is calculated as Net debt divided by Income from operations adjusted to exclude depreciation and amortization for the trailing twelve months.

Reconciliation

($ in millions)	March 31, 2014	December 31, 2013

Net debt (as defined above)	1,780	1,538

EBITDA
Income from operations for the three months ended:
March 31, 2014	855	—
December 31, 2013	823	823
September 30, 2013	1,324	1,324
June 30, 2013	1,188	1,188
March 31, 2013	—	1,052
Depreciation and amortization for the three months ended:
March 31, 2014	333	—
December 31, 2013	352	352
September 30, 2013	327	327
June 30, 2013	318	318
March 31, 2013	—	321
Total EBITDA for the trailing twelve months	5,520	5,705

Net debt to EBITDA	0.3	0.3

Net working capital as a percentage of revenues

Definition

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, and (c) pension and other employee benefits).

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to estimate the impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve month period.

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Reconciliation

	March 31,
($ in millions)	2014	2013
Net working capital:
Receivables, net	12,215	11,941
Inventories, net	6,201	6,267
Prepaid expenses	305	322
Accounts payable, trade	(4,872)	(4,705)
Billings in excess of sales	(1,539)	(1,902)
Advances from customers	(1,780)	(2,002)
Other current liabilities(1)	(3,307)	(3,257)
Net working capital	7,223	6,664

Total revenues for the three months ended:
March 31, 2014 / 2013	9,471	9,715
December 31, 2013 / 2012	11,373	11,021
September 30, 2013 / 2012	10,535	9,745
June 30, 2013 / 2012	10,225	9,663
Adjustment to annualize revenues of certain acquisitions(2)	204	308
Adjusted revenues for the trailing twelve months	41,808	40,452

Net working capital as a percentage of revenues	17%	16%

(1) Amounts exclude $710 million and $844 million at March 31, 2014 and 2013, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, and (c) pension and other employee benefits.

(2) Power-One, acquired in July 2013; Thomas & Betts, acquired in May 2012.

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Three months ended March 31,
($ in millions)	2014	2013
Interest and dividend income	17	18
Interest and other finance expense	(84)	(97)
Finance net	(67)	(79)

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

	Three months ended March 31,
($ in millions)	2014	2013
Orders received	10,358	10,492
Total revenues	9,471	9,715

Book-to-bill ratio	1.09	1.08

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Three months ended
($ in millions, except per share data in $)	Mar. 31, 2014	Mar. 31, 2013

Sales of products	7,937	8,191
Sales of services	1,534	1,524
Total revenues	9,471	9,715
Cost of products	(5,794)	(5,910)
Cost of services	(950)	(954)
Total cost of sales	(6,744)	(6,864)
Gross profit	2,727	2,851
Selling, general and administrative expenses	(1,507)	(1,449)
Non-order related research and development expenses	(365)	(361)
Other income (expense), net	—	11
Income from operations	855	1,052
Interest and dividend income	17	18
Interest and other finance expense	(84)	(97)
Income from continuing operations before taxes	788	973
Provision for taxes	(225)	(277)
Income from continuing operations, net of tax	563	696
Loss from discontinued operations, net of tax	(1)	(4)
Net income	562	692
Net income attributable to noncontrolling interests	(18)	(28)
Net income attributable to ABB	544	664

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	545	668
Net income	544	664

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.24	0.29
Net income	0.24	0.29

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.24	0.29
Net income	0.24	0.29

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,301	2,296
Diluted earnings per share attributable to ABB shareholders	2,311	2,303

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Three months ended
($ in millions)	Mar. 31, 2014	Mar. 31, 2013

Total comprehensive income, net of tax	489	309
Total comprehensive income attributable to noncontrolling interests, net of tax	(15)	(26)
Total comprehensive income attributable to ABB shareholders, net of tax	474	283

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Mar. 31, 2014	Dec. 31, 2013

Cash and equivalents	6,402	6,021
Marketable securities and short-term investments	865	464
Receivables, net	12,215	12,146
Inventories, net	6,201	6,004
Prepaid expenses	305	252
Deferred taxes	807	832
Other current assets	715	706
Total current assets	27,510	26,425

Property, plant and equipment, net	6,171	6,254
Goodwill	10,600	10,670
Other intangible assets, net	3,120	3,297
Prepaid pension and other employee benefits	96	93
Investments in equity-accounted companies	192	197
Deferred taxes	398	370
Other non-current assets	706	758
Total assets	48,793	48,064

Accounts payable, trade	4,872	5,112
Billings in excess of sales	1,539	1,714
Short-term debt and current maturities of long-term debt	1,435	453
Advances from customers	1,780	1,726
Deferred taxes	259	259
Provisions for warranties	1,307	1,362
Other provisions	1,759	1,807
Other current liabilities	4,042	4,242
Total current liabilities	16,993	16,675

Long-term debt	7,612	7,570
Pension and other employee benefits	1,561	1,639
Deferred taxes	1,254	1,265
Other non-current liabilities	1,667	1,707
Total liabilities	29,087	28,856

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at March 31, 2014, and December 31, 2013)	1,761	1,750
Retained earnings	19,730	19,186
Accumulated other comprehensive loss	(2,082)	(2,012)
Treasury stock, at cost (13,531,610 and 14,093,960 shares at March 31, 2014, and December 31, 2013, respectively)	(236)	(246)
Total ABB stockholders’ equity	19,173	18,678
Noncontrolling interests	533	530
Total stockholders’ equity	19,706	19,208
Total liabilities and stockholders’ equity	48,793	48,064

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Three months ended
($ in millions)	Mar. 31, 2014	Mar. 31, 2013

Operating activities:
Net income	562	692
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	333	321
Pension and other employee benefits	(28)	(11)
Deferred taxes	(13)	4
Net gain from sale of property, plant and equipment	(8)	(9)
Other	15	14
Changes in operating assets and liabilities:
Trade receivables, net	(106)	(504)
Inventories, net	(223)	(248)
Trade payables	(201)	(197)
Accrued liabilities	(217)	(192)
Billings in excess of sales	(158)	(71)
Provisions, net	(99)	(28)
Advances from customers	59	75
Income taxes payable and receivable	48	(67)
Other assets and liabilities, net	(9)	(2)
Net cash used in operating activities	(45)	(223)

Investing activities:
Purchases of marketable securities (available-for-sale)	(84)	(173)
Purchases of short-term investments	(438)	(5)
Purchases of property, plant and equipment and intangible assets	(203)	(216)
Acquisition of businesses (net of cash acquired) and increases in cost and equity investments	(3)	(26)
Proceeds from sales of marketable securities (available-for-sale)	14	116
Proceeds from maturity of marketable securities (available-for-sale)	68	—
Proceeds from short-term investments	23	32
Other investing activities	74	46
Net cash used in investing activities	(549)	(226)

Financing activities:
Net changes in debt with original maturities of 90 days or less	988	(507)
Increase in debt	3	215
Repayment of debt	(13)	(523)
Delivery of shares	1	1
Acquisition of noncontrolling interests	—	(1)
Dividends paid to noncontrolling shareholders	(7)	(15)
Other financing activities	9	(3)
Net cash provided by (used in) financing activities	981	(833)

Effects of exchange rate changes on cash and equivalents	(6)	(138)

Net change in cash and equivalents - continuing operations	381	(1,420)

Cash and equivalents, beginning of period	6,021	6,875
Cash and equivalents, end of period	6,402	5,455

Supplementary disclosure of cash flow information:
Interest paid	67	28
Taxes paid	198	331

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2013	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446
Comprehensive income:
Net income		664							664	28	692
Foreign currency translation adjustments (net of tax of $8)			(475)				(475)		(475)	(3)	(478)
Effect of change in fair value of available-for-sale securities (net of tax of $(1))				(6)			(6)		(6)		(6)
Unrecognized income related to pensions and other postretirement plans (net of tax of $26)					90		90		90	1	91
Change in derivatives qualifying as cash flow hedges (net of tax of $2)						10	10		10		10
Total comprehensive income									283	26	309
Changes in noncontrolling interests	(11)								(11)	7	(4)
Dividends paid to noncontrolling shareholders									—	(26)	(26)
Share-based payment arrangements	14								14		14
Delivery of shares	(7)							8	1		1
Other	1								1		1
Balance at March 31, 2013	1,688	18,730	(1,055)	18	(1,914)	47	(2,904)	(320)	17,194	547	17,741

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2014	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208
Comprehensive income:
Net income		544							544	18	562
Foreign currency translation adjustments (net of tax of $(3))			(73)				(73)		(73)	(3)	(76)
Effect of change in fair value of available-for-sale securities (net of tax of $0)				2			2		2		2
Unrecognized income related to pensions and other postretirement plans (net of tax of $6)					13		13		13		13
Change in derivatives qualifying as cash flow hedges (net of tax of $(4))						(12)	(12)		(12)		(12)
Total comprehensive income									474	15	489
Dividends paid to noncontrolling shareholders									—	(12)	(12)
Share-based payment arrangements	20								20		20
Delivery of shares	(9)							10	1		1
Balance at March 31, 2014	1,761	19,730	(504)	9	(1,597)	10	(2,082)	(236)	19,173	533	19,706

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2013.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

As of January 2014, the Company adopted an accounting standard update regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company is required to release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when a parent no longer has control as a result of selling a part or all of its investment in the foreign entity or otherwise no longer holds a controlling financial interest in a subsidiary or group of assets within the foreign entity. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment is required to be recognized in net income upon a partial sale of the equity-accounted company. This update did not have a material impact on the consolidated financial statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists

As of January 2014, the Company adopted an accounting standard update regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the update, the Company is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain defined circumstances. This update did not have a material impact on the consolidated financial statements.

Reporting discontinued operations and disclosures of disposals of components of an entity

In April 2014, an accounting standard update was issued which changes the criteria for reporting discontinued operations and modifies the related disclosure requirements. Under the update, the Company would report a disposal, or planned disposal, of a component or group of components, as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. A strategic shift could include a disposal of a major geographical area, a major line of business, a major equity-method investment, or other major parts of the Company. A component may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. In addition to expanding the existing disclosures for discontinued operations, the update requires new disclosures relating to (i) individually significant disposals that do not qualify for discontinued operations presentation, (ii) continuing involvement with a discontinued operation following the date of disposal and (iii) retained equity-method investments in a discontinued operation. The Company has elected to early adopt this update in the first quarter of 2014 and this update did not have a material impact on the consolidated financial statements.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	March 31, 2014
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,443			2,443	2,443
Time deposits	3,951			3,951	3,787	164
Other short-term investments	285			285		285
Debt securities available-for-sale:
— U.S. government obligations	103	2	(1)	104	—	104
— Other government obligations	3	—	—	3	—	3
— Corporate	316	4	(1)	319	172	147
Equity securities available-for-sale	155	9	(2)	162	—	162
Total	7,256	15	(4)	7,267	6,402	865

	December 31, 2013
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,414			2,414	2,414
Time deposits	3,556			3,556	3,538	18
Other short-term investments	9			9		9
Debt securities available-for-sale:
— U.S. government obligations	103	2	(1)	104	—	104
— European government obligations	24	1	—	25	—	25
— Other government obligations	3	—	—	3	—	3
— Corporate	212	4	(1)	215	69	146
Equity securities available-for-sale	154	9	(4)	159	—	159
Total	6,475	16	(6)	6,485	6,021	464

Included in Other short-term investments at March 31, 2014, are receivables of $276 million representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

Included in “Other non-current assets” are certain held-to-maturity marketable securities. At March 31, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $96 million, $16 million and $112 million, respectively. At December 31, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $104 million, $17 million and $121 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 4. Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Swap and futures contracts are used to manage the associated price risks of commodities. As of 2014, the Company no longer enters into electricity futures contracts to manage the price risk on its forecasted electricity needs in certain locations.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	March 31, 2014	December 31, 2013	March 31, 2013
Foreign exchange contracts	19,060	19,351	18,803
Embedded foreign exchange derivatives	2,958	3,049	3,599
Interest rate contracts	6,702	4,693	3,880

Notes to the Interim Consolidated Financial Information (unaudited)

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	March 31, 2014	December 31, 2013	March 31, 2013
Copper swaps	metric tonnes	43,866	42,866	45,902
Aluminum swaps	metric tonnes	3,873	3,525	5,223
Nickel swaps	metric tonnes	12	18	18
Lead swaps	metric tonnes	5,175	7,100	11,425
Zinc swaps	metric tonnes	275	300	200
Silver swaps	ounces	1,813,511	1,936,581	2,120,911
Electricity futures	megawatt hours	—	279,995	365,413
Crude oil swaps	barrels	142,000	113,000	129,816

Equity derivatives:

At March 31, 2014, December 31, 2013, and March 31, 2013, the Company held 66 million, 67 million and 62 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $50 million, $56 million and $33 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At March 31, 2014, and December 31, 2013, “Accumulated other comprehensive loss” included net unrealized gains of $10 million and $22 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at March 31, 2014, net gains of $13 million are expected to be reclassified to earnings in the following 12 months. At March 31, 2014, the longest maturity of a derivative classified as a cash flow hedge was 66 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the three months ended March 31, 2014 and 2013.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

Three months ended March 31, 2014
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(6)	Total revenues	1	Total revenues	—
		Total cost of sales	3	Total cost of sales	—
Commodity contracts	(4)	Total cost of sales	(1)	Total cost of sales	—
Cash-settled call options	(4)	SG&A expenses (1)	(1)	SG&A expenses (1)	—
Total	(14)		2		—

Notes to the Interim Consolidated Financial Information (unaudited)

Three months ended March 31, 2013
Type of derivative designated as	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
a cash flow hedge	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	17	Total revenues	11	Total revenues	—
		Total cost of sales	(4)	Total cost of sales	—
Commodity contracts	(2)	Total cost of sales	1	Total cost of sales	—
Cash-settled call options	7	SG&A expenses (1)	2	SG&A expenses (1)	—
Total	22		10		—

(1) SG&A expenses represent “Selling, general and administrative expenses”.

Net derivative gains of $1 million and $9 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the three months ended March 31, 2014 and 2013, respectively.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the three months ended March 31, 2014 and 2013, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Three months ended March 31, 2014
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	22	Interest and other finance expense	(22)

Three months ended March 31, 2013
Type of derivative designated as a	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
fair value hedge	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(18)	Interest and other finance expense	17

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

Notes to the Interim Consolidated Financial Information (unaudited)

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Three months ended March 31,
not designated as a hedge	Location	2014	2013
Foreign exchange contracts	Total revenues	(23)	8
	Total cost of sales	(10)	(82)
	SG&A expenses (1)	1	(3)
	Interest and other finance expense	4	(143)
Embedded foreign exchange contracts	Total revenues	10	(13)
	Total cost of sales	—	2
Commodity contracts	Total cost of sales	(22)	(13)
Total		(40)	(244)

(1) SG&A expenses represent “Selling, general and administrative expenses”.

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	March 31, 2014
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	13	4	8	3
Commodity contracts	—	—	3	—
Interest rate contracts	—	32	—	3
Cash-settled call options	11	37	—	—
Total	24	73	11	6
Derivatives not designated as hedging instruments:
Foreign exchange contracts	159	31	123	16
Commodity contracts	2	—	24	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	40	27	48	10
Total	201	60	195	27
Total fair value	225	133	206	33

Thereof, subject to close-out netting agreements	168	66	141	22

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2013
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	21	8	10	3
Commodity contracts	2	—	1	—
Interest rate contracts	—	14	—	7
Cash-settled call options	14	40	—	—
Total	37	62	11	10
Derivatives not designated as hedging instruments:
Foreign exchange contracts	272	42	121	30
Commodity contracts	6	1	15	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	57	21	55	11
Total	335	66	191	42
Total fair value	372	128	202	52

Thereof, subject to close-out netting agreements	284	63	130	40

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at March 31, 2014, and December 31, 2013, have been presented on a gross basis.

Note 5. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                       Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.

Notes to the Interim Consolidated Financial Information (unaudited)

Level 2:                       Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3:                       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	March 31, 2014
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	—	172	—	172
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	—	162	—	162
Debt securities—U.S. government obligations	104	—	—	104
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	147	—	147
Derivative assets—current in “Other current assets”	—	225	—	225
Derivative assets—non-current in “Other non-current assets”	—	133	—	133
Total	104	842	—	946

Liabilities
Derivative liabilities—current in “Other current liabilities”	—	206	—	206
Derivative liabilities—non-current in “Other non-current liabilities”	—	33	—	33
Total	—	239	—	239

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	—	69	—	69
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	—	159	—	159
Debt securities—U.S. government obligations	104	—	—	104
Debt securities—European government obligations	25	—	—	25
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	146	—	146
Derivative assets—current in “Other current assets”	—	372	—	372
Derivative assets—non-current in “Other non-current assets”	—	128	—	128
Total	129	877	—	1,006

Liabilities
Derivative liabilities—current in “Other current liabilities”	3	199	—	202
Derivative liabilities—non-current in “Other non-current liabilities”	—	52	—	52
Total	3	251	—	254

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents” and “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the three months ended March 31, 2014 and 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	March 31, 2014
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,443	2,443	—	—	2,443
Time deposits	3,787	—	3,787	—	3,787

Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	164	—	164	—	164
Receivables under reverse repurchase agreements	276	—	276	—	276
Other short-term investments	9	9	—	—	9

Other non-current assets:
Loans granted	56	—	58	—	58
Held-to-maturity securities	96	—	112	—	112
Restricted cash and cash deposits	203	74	155	—	229

Liabilities
Short-term debt and current maturities of long-term debt (excluding finance lease liabilities)	1,407	102	1,305	—	1,407
Long-term debt (excluding finance lease liabilities)	7,521	7,693	34	—	7,727
Non-current deposit liabilities in “Other non-current liabilities”	223	—	268	—	268

	December 31, 2013
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,414	2,414	—	—	2,414
Time deposits	3,538	—	3,538	—	3,538

Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	18	—	18	—	18
Other short-term investments	9	9	—	—	9

Other non-current assets:
Loans granted	54	—	52	—	52
Held-to-maturity securities	104	—	121	—	121
Restricted cash and cash deposits	276	95	219	—	314

Liabilities
Short-term debt and current maturities of long-term debt (excluding finance lease liabilities)	424	107	317	—	424
Long-term debt (excluding finance lease liabilities)	7,475	7,540	34	—	7,574
Non-current deposit liabilities in “Other non-current liabilities”	279	—	338	—	338

Notes to the Interim Consolidated Financial Information (unaudited)

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•                  Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature.

•                  Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1) and (iv) cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

•                  Short-term debt and current maturities of long-term debt (excluding finance lease liabilities): Includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values.

•                  Long-term debt (excluding finance lease liabilities): Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs). The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

•                  Non-current deposit liabilities in “Other non-current liabilities”: The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 6. Debt

The Company’s total debt at March 31, 2014, and December 31, 2013, amounted to $9,047 million and $8,023 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	March 31, 2014	December 31, 2013
Short-term debt	1,406	423
Current maturities of long-term debt	29	30
Total	1,435	453

Short-term debt primarily represents issued commercial paper and short-term loans from various banks.  At March 31, 2014, and December 31, 2013, the amount outstanding under the United States commercial paper program was $1,095 million and $100 million, respectively.

Long-term debt

The Company’s long-term debt at March 31, 2014, and December 31, 2013, amounted to $7,612 million and $7,570 million, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 7. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur.

If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired entities’ remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

Environmental provisions included in the Company’s Consolidated Balance Sheets were as follows:

($ in millions)	March 31, 2014	December 31, 2013
Other provisions	35	37
Other non-current liabilities	113	116
Total environmental provisions	148	153

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission’s leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company’s involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). The Company’s cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for the Company, if any, relating to these remaining investigations cannot be made at this stage.

In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

In Italy, one of the Company’s recently acquired subsidiaries was raided in October 2013 by the Italian Antitrust Agency for alleged anticompetitive practices. An informed judgment about the outcome of this

Notes to the Interim Consolidated Financial Information (unaudited)

investigation or the amount of potential loss or range of loss for the Company, if any, relating to this investigation cannot be made at this stage.

With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013. Further to the Fraud Section of the DoJ determining that the Company had fully complied with all its obligations under the deferred prosecution agreement, on October 1, 2013, the competent court in the U.S. agreed to dismiss all criminal charges against the Company in relation to these matters.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At March 31, 2014, and December 31, 2013, the Company had aggregate liabilities of $240 million and $245 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	March 31, 2014	December 31, 2013
Performance guarantees	147	149
Financial guarantees	77	77
Indemnification guarantees	50	50
Total	274	276

Notes to the Interim Consolidated Financial Information (unaudited)

In respect of the above guarantees, the carrying amounts of liabilities at March 31, 2014, and December 31, 2013, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million at both March 31, 2014, and December 31, 2013, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At both March 31, 2014, and December 31, 2013, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $70 million.

Financial guarantees and commercial commitments

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At both March 31, 2014, and December 31, 2013, the Company had a maximum potential amount payable of $77 million under financial guarantees outstanding. Of this amount, $15 million was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements during the three months ended March 31, 2014 and 2013.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of March 31, 2014, and December 31, 2013, was $50 million.

Notes to the Interim Consolidated Financial Information (unaudited)

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2014	2013

Balance at January 1,	1,362	1,291
Claims paid in cash or in kind	(79)	(58)
Net increase in provision for changes in estimates, warranties issued and warranties expired	29	40
Exchange rate differences	(5)	(31)
Balance at March 31,	1,307	1,242

Note 8. Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements and several of the plans are not required to be funded according to local government and tax requirements.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Three months ended March 31,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	64	62	—	—
Interest cost	105	92	2	2
Expected return on plan assets	(124)	(118)	—	—
Amortization of prior service cost	7	8	(2)	(2)
Amortization of net actuarial loss	26	33	—	1
Net periodic benefit cost	78	77	—	1

Employer contributions were as follows:

	Three months ended March 31,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	131	60	3	4
Of which, discretionary contributions to defined benefit pension plans	75	—	—	—

Notes to the Interim Consolidated Financial Information (unaudited)

At March 31, 2014, the discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $25 million, to certain of the Company’s pension plans in the United Kingdom.

The Company expects to make contributions totaling approximately $309 million and $19 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2014.

Note 9. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share:

	Three months ended March 31,
($ in millions, except per share data in $)	2014	2013

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	545	668
Loss from discontinued operations, net of tax	(1)	(4)
Net income	544	664

Weighted-average number of shares outstanding (in millions)	2,301	2,296

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.24	0.29
Loss from discontinued operations, net of tax	—	—
Net income	0.24	0.29

Diluted earnings per share:

	Three months ended March 31,
($ in millions, except per share data in $)	2014	2013

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	545	668
Loss from discontinued operations, net of tax	(1)	(4)
Net income	544	664

Weighted-average number of shares outstanding (in millions)	2,301	2,296
Effect of dilutive securities:
Call options and shares	10	7
Dilutive weighted-average number of shares outstanding	2,311	2,303

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.24	0.29
Loss from discontinued operations, net of tax	—	—
Net income	0.24	0.29

Notes to the Interim Consolidated Financial Information (unaudited)

Note 10. Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)

Other comprehensive (loss) income before reclassifications	(478)	—	62	19	(397)
Amounts reclassified from OCI	—	(6)	29	(9)	14
Total other comprehensive (loss) income	(478)	(6)	91	10	(383)

Less:
Amounts attributable to noncontrolling interests	(3)	—	1	—	(2)
Balance at March 31, 2013	(1,055)	18	(1,914)	47	(2,904)

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2014	(431)	7	(1,610)	22	(2,012)

Other comprehensive (loss) income before reclassifications	(76)	3	(10)	(11)	(94)
Amounts reclassified from OCI	—	(1)	23	(1)	21
Total other comprehensive (loss) income	(76)	2	13	(12)	(73)

Less:
Amounts attributable to noncontrolling interests	(3)	—	—	—	(3)
Balance at March 31, 2014	(504)	9	(1,597)	10	(2,082)

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments:

($ in millions)	Location of (gains) losses	Three months ended March 31,
Details about OCI components	reclassified from OCI	2014	2013

Pension and other postretirement plan adjustments:
Amortization of prior service costs	Net periodic benefit cost(1)	5	6
Amortization of net actuarial losses	Net periodic benefit cost(1)	26	34
Total before tax		31	40
Tax	Provision for taxes	(8)	(11)
Amounts reclassified from OCI		23	29

(1)  These components are included in the computation of net periodic benefit cost (see Note 8).

The amounts in respect of unrealized gains (losses) on available-for-sale securities and unrealized gains (losses) of cash flow hedge derivatives were not significant for the three months ended March 31, 2014 and 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 11. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition, the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Products: manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor business activities.

The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITDA, and the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes for the three months ended March 31, 2014 and 2013, as well as total assets at March 31, 2014, and December 31, 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended March 31, 2014
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,194	187	2,381
Low Voltage Products	1,784	98	1,882
Process Automation	1,891	52	1,943
Power Products	1,996	395	2,391
Power Systems	1,532	76	1,608
Corporate and Other	74	411	485
Intersegment elimination	—	(1,219)	(1,219)
Consolidated	9,471	—	9,471

	Three months ended March 31, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,085	242	2,327
Low Voltage Products	1,681	96	1,777
Process Automation	1,921	57	1,978
Power Products	2,034	455	2,489
Power Systems	1,967	84	2,051
Corporate and Other	27	397	424
Intersegment elimination	—	(1,331)	(1,331)
Consolidated	9,715	—	9,715

	Three months ended March 31,
($ in millions)	2014	2013
Operational EBITDA:
Discrete Automation and Motion	395	416
Low Voltage Products	346	320
Process Automation	264	259
Power Products	354	372
Power Systems	(29)	169
Corporate and Other and Intersegment elimination	(59)	(78)
Consolidated Operational EBITDA	1,271	1,458
Depreciation and amortization	(333)	(321)
Restructuring and restructuring-related expenses	(47)	(19)
Acquisition-related expenses and certain non-operational items	(11)	(4)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(55)	(89)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	17	(8)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	13	35
Income from operations	855	1,052
Interest and dividend income	17	18
Interest and other finance expense	(84)	(97)
Income from continuing operations before taxes	788	973

Notes to the Interim Consolidated Financial Information (unaudited)

	Total assets(1)
($ in millions)	March 31, 2014	December 31, 2013
Discrete Automation and Motion	10,646	10,931
Low Voltage Products	9,399	9,389
Process Automation	4,506	4,537
Power Products	7,689	7,669
Power Systems	7,615	7,905
Corporate and Other	8,938	7,633
Consolidated	48,793	48,064

(1)           Total assets are after intersegment eliminations and therefore reflect third-party assets only.

January — March 2014 — Q1

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Granted *	Purchased	Sold	Price
Pekka Tiitinen	27.2.2014	Call Options			201,250	CHF 0.70
Pekka Tittinen	10.3.2014	Shares		500		SEK 162.70
Ulrich Spiesshofer *	24.3.2014	Shares	71,508			CHF 21.89
Diane de Saint Victor *	24.3.2014	Shares	58,707			CHF 21.89
Bernhard Jucker *	24.3.2014	Shares	61,741			CHF 21.89
Veli-Matti Reinikkala *	24.3.2014	Shares	25,770			CHF 21.89
Tarak Mehta *	24.3.2014	Shares	49,658			CHF 21.89
Frank Duggan *	24.3.2014	Shares	56,290			CHF 21.89
Greg Scheu *	25.3.2014	Shares	55,163			USD 25.07

Key:

* Shares were delivered under the 2012 Acquisition Integration Execution Plan (AIEP)

ABB Ltd

TRAKTANDEN UND BESCHLÜSSE

AGENDA AND RESOLUTIONS

der ordentlichen Generalversammlung der Aktionärinnen und Aktionäre from the Annual General Meeting of Shareholders

vom 30. April 2014, 10.00 Uhr

held on April 30, 2014, 10:00 a.m.

in der “Messe Zürich-Halle”, Zürich-Oerlikon / CH

in the “Messe Zurich hall”, Zurich-Oerlikon / CH

1.                  Berichterstattung über das Geschäftsjahr 2013

1.                  Reporting for fiscal year 2013

(Nur Berichterstattung)

(Reporting only)

2.1           Genehmigung des Jahresberichts, der Konzernrechnung und der Jahresrechnung 2013

2.1           Approval of the annual report, the consolidated financial statements, and the annual financial statements for 2013

Die Generalversammlung genehmigt den Jahresbericht, die Konzernrechnung und die Jahresrechnung 2013.

The Annual General Meeting approves the annual report, the consolidated financial statements, and the annual financial statements for 2013.

ABB Ltd, Annual General Meeting 2014 / short minutes

2.2           Konsultativabstimmung über den Vergütungsbericht 2013

2.2           Consultative vote on the 2013 remuneration report

Die Generalversammlung stimmt dem Vergütungsbericht 2013 (gemäss Seiten 47-59 des Geschäftsberichts) zu (unverbindliche Konsultativabstimmung).

The Annual General Meeting accepts the remuneration report 2013 (as per pages 47-59 of the annual report) (non-binding consultative vote).

3.                  Entlastung des Verwaltungsrats und der mit der Geschäftsführung betrauten Personen

3.                  Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrats und den mit der Geschäftsführung betrauten Personen Entlastung für das Geschäftsjahr 2013.

The Annual General Meeting discharges the members of the Board of Directors and the persons entrusted with management for fiscal year 2013.

4.                  Verwendung des Bilanzgewinns und Ausschüttung von Kapitaleinlagereserven

4.                  Appropriation of available earnings and distribution of capital contribution reserve

Die Generalversammlung stimmt dem Antrag des Verwaltungsrats zu,

The Annual General Meeting approves the proposal of the Board of Directors

a)        den Bilanzgewinn 2013 von CHF 5’077’761’744 auf neue Rechnung vorzutragen;

to carry forward the available earnings for 2013 in the amount of  CHF 5,077,761,744;

b)        Kapitaleinlagereserven im Betrag von CHF 0.70 je Aktie in andere Reserven umzuwandeln und eine Dividende für 2013 von CHF 0.70 je Aktie auszuschütten.

to convert capital contribution reserve to other reserves in the amount of CHF 0.70 per share and subsequently distribute a dividend for the fiscal year 2013 of CHF 0.70 per share.

5.                  Schaffung von zusätzlichem bedingten Aktienkapital im Zusammenhang mit Mitarbeiterbeteiligung

5.                  Creation of additional contingent share capital in connection with employee participation

Die Generalversammlung lehnt den Antrag des Verwaltungsrates ab,

The Annual General Meeting does not approve the proposal of the Board of Directors die Schaffung von zusätzlichem bedingtem Aktienkapital im Betrag von höchstens CHF 57 640 036, welches die Ausgabe von höchstens 55 961 200 zusätzlichen ABB Ltd Aktien im Nennwert von je CHF 1.03 im Zusammenhang mit Mitarbeiterbeteiligung ermöglicht.

to create additional contingent share capital in an amount not to exceed CHF 57,640,036 enabling the issuance of up to 55,961,200 additional ABB Ltd shares with a nominal value of CHF 1.03 each in connection with employee participation.

6.                  Anpassung der Statuten

6.                  Revision of the Articles of Incorporation

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves the proposal of the Board of Directors die Statuten gemäss den im Schweizerischen Handelsamtsblatt (SHAB) publizierten beantragten Änderungen zu revidieren.

to revise the Articles of Incorporation according to the proposed changes published in the Swiss Official Gazette of Commerce (SOGC).

7.                  Wahlen in den Verwaltungsrat und Wahl des Präsidenten des Verwaltungsrates

7.                  Elections to the Board of Directors and election of the Chairman of the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats folgende Mitglieder in den Verwaltungsrat für eine Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2015:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Board of Directors for a period of one year, i.e. until the Annual General Meeting 2015:

•              Roger Agnelli, als Mitglied / as Director

•              Matti Alahuhta, als Mitglied / as Director

•              Louis R. Hughes, als Mitglied / as Director

•              Michel de Rosen, als Mitglied / as Director

•              Michael Treschow, als Mitglied / as Director

•              Jacob Wallenberg, als Mitglied / as Director

•              Ying Yeh, als Mitglied / as Director

•              Hubertus von Grünberg, als Mitglied und Präsident / as Director and Chairman

8.                  Wahlen in den Vergütungsausschuss

8.                  Elections to the Compensation Committee

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats folgende Mitglieder des Verwaltungsrats in den Vergütungsausschuss für eine Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2015:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Compensation Committee for a period of one year, i.e. until the Annual General Meeting 2015:

•              Michel de Rosen

•              Michael Treschow

•              Ying Yeh

9.                  Wahl des unabhängigen Stimmrechtsvertreters

9.                  Election of the Independent Proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats für eine Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2015:

The Annual General Meeting elects, as proposed by the Board of Directors for a period of one year, i.e. until the Annual General Meeting 2015:

•              Dr. Hans Zehnder, Bahnhofplatz 1, 5401 Baden, Switzerland,

als unabhängigen Stimmrechtsvertreter.

as independent proxy.

10.           Wiederwahl der Revisionsstelle

10.           Re-election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats die Ernst & Young AG als Revisionsstelle für das Geschäftsjahr 2014 wieder.

The Annual General Meeting re-elects, as proposed by the Board of Directors, Ernst & Young AG as the auditors for fiscal year 2014.

Für das Protokoll:
For the minutes:

Zürich, 30. April 2014	Diane de Saint Victor

Leiterin Konzern-Rechtsabteilung und Sekretärin des Verwaltungsrats
General Counsel and Secretary to the Board of Directors

Press Release

ABB holds 2014 annual general meeting

•           Fifth consecutive dividend increase

•           Approval of revised articles of incorporation ahead of legal requirements

•           Approval of the remuneration report

•           Re-election of Chairman and Board Members who stood for re-election

•           Election of Matti Alahuhta to Board and election of Compensation Committee

•           2/3 approval threshold for contingent capital not reached

Zurich, Switzerland, April 30, 2014 — ABB, the leading power and automation technology group, today held its annual general meeting in Zurich.

The shareholders re-elected Hubertus von Grünberg as Chairman of the Board as well as all the other Board members who stood for re-election. In addition, Matti Alahuhta, a Finnish citizen, was elected as a new Board member. The shareholders also voted for the proposed compensation committee members.

The shareholders supported a fifth consecutive dividend increase to CHF 0.70 per share, up from CHF 0.68 last year.

The shareholders approved revisions to the articles of incorporation, particularly to comply with recent Swiss corporate governance rules implementing the “Minder Initiative”. The broad approval by 94% reflects the trust shareholders place in ABB’s approach to corporate governance.

Also approved was the remuneration report in a non-binding vote. The 2/3 threshold for the approval of additional contingent share capital was not reached.

A total of 888 shareholders attended the annual general meeting and 65.3 percent of the total share capital was represented.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 150,000 people.

For more information please contact:

ABB Group Media Relations:

Thomas Schmidt; Antonio Ligi

(Zurich, Switzerland)

Tel: +41 43 317 6568

media.relations@ch.abb.com

http://twitter.com/ABBcomms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 30, 2014	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance